UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

indie Semiconductor, Inc. (Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45569U101 (CUSIP Number)

June 10, 2021 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45569U101	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON: Cézanne Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		8,023,072 shares of Class A Common Stock
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED
BY		0
EACH
REPORTING	7	SOLE DISPOSITIVE POWER
PERSON
WITH:		8,023,072 shares of Class A Common Stock

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,023,072 shares of Class A Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9%

12	TYPE OF REPORTING PERSON*
OO1

[1]	Note the reporting person is a private investment vehicle in the British Virgin Islands which operates closely to an LLC, with a single individual member owner who is a non-U.S. taxpayer.

CUSIP No. 45569U101	13G	Page 3 of 4 Pages

ITEM 1(a).	NAME OF ISSUER:

indie Semiconductor, Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

32 Journey, Aliso Viejo, CA 92656

ITEM 2(a).	NAME OF PERSON FILING:

Cézanne Investments Ltd.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Morgan & Morgan Building, P.O. Box 958, Pasea Estate, Road Town, Tortola British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Brazilian

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Shares

ITEM 2(e).	CUSIP Number:

45569U101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP:

(a)	Amount beneficially owned:		8,023,072 shares of Class A Common Stock
(b)	Percent of class:		5.9%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	8,023,072 shares of Class A Common Stock
	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	8,023,072 shares of Class A Common Stock
	(iv)	Shared power to dispose or to direct the disposition of:	0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

CUSIP No. 45569U101	13G	Page 4 of 4 Pages

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cézanne Investments Ltd.

By:	/s/ Renato Portella
Name/Title:	Renato Portella/Director

Date:	December 30, 2021